Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933 of the reference to our firm under the caption "Experts" and to the incorporation by reference of our report dated March 31, 2021, except for the effects of the reverse recapitalization described in Note 3 and subsequent events described in Note 26, as to which the date is June 9, 2021, with respect to the consolidated financial statements of Clover Health Investments, Corp. in the Form S-1 Registration Statement (Form S-1 No. 333-261078) and related Prospectus of Clover Health Investments, Corp. for the registration of its Class A Common Stock.

/s/ Ernst & Young LLP

New York, New York

November 17, 2021